Filed Pursuant to 424(b)(2)
Registration No. 333-168160
PROSPECTUS SUPPLEMENT
(To Prospectus dated July 28, 2010)
1,923,931 SHARES
PURE CYCLE CORPORATION
COMMON STOCK

Pure Cycle Corporation is offering 1,923,931 of the shares of common stock to be sold in the offering.
Pure Cycle Corporation’s common stock is listed on the NASDAQ Capital Market under the symbol “PCYO.” On September 27, 2010, the last reported sales price of our common stock on the NASDAQ Capital Market was $2.70 per share.
For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$3.00	$5,771,793
Proceeds, before expenses, to Pure Cycle Corporation	$3.00	$5,771,793
Delivery of the shares will be made on or about September 30, 2010.

The date of this Prospectus Supplement is September 29, 2010.

PROSPECTUS SUPPLEMENT
PROSPECTUS
PROSPECTUS SUPPLEMENT
As used in this prospectus supplement, the terms “Pure Cycle,” “we,” “our,” “ours” and “us” refer to Pure Cycle Corporation. When we refer to “shares” throughout this prospectus supplement, we include all rights attaching to our shares of common stock under any stockholder rights plan then in effect.

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement and the accompanying prospectus dated July 28, 2010 are part of a registration statement on Form S-3 (File No. 333-168160) we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this “shelf” registration process, we may from time to time sell securities described in the accompanying prospectus in one or more offerings. This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of our common stock offering. The second part is the accompanying prospectus, which provides more general information. This prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information in the accompanying prospectus.
You should rely only on the information in this prospectus supplement, the accompanying prospectus, documents we incorporate by reference, and any free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. If the information in this prospectus supplement or any free writing prospectus we may authorize to be delivered to you differs in any way from the information contained in the accompanying prospectus, you should rely on the information in this prospectus supplement or the free writing prospectus. Before purchasing our common stock, you should carefully read this prospectus supplement and the accompanying prospectus together with the additional information about us described under “Where You Can Find More Information” in the accompanying prospectus.

PROSPECTUS SUPPLEMENT SUMMARY
The Offering

Common stock offered	1,923,931 shares
Common stock outstanding after the offering	22,130,499 shares

(1)	Excludes 262,500 shares of common stock reserved for issuance upon the exercise of outstanding stock options and warrants at exercise prices ranging from $2.88 to $13.33 per share.
The Sky Ranch Note Acquisition
Effective July 30, 2010, we entered into a Loan Sale and Assignment Agreement (the “Agreement”) with the Bank of America, N.A. to acquire from Bank of America loan instruments secured by approximately 931 acres of land known as Sky Ranch. We are acquiring the promissory note payable by Sky Ranch, LLC (a wholly owned subsidiary of Neumann Homes, Inc.) and the deed of trust granted by Sky Ranch, LLC to secure the promissory note from Bank of America for a cash payment of $7.0 million. Concurrent with the signing of the Agreement, we made an escrow payment totaling $700,000 to Bank of America. The balance of the acquisition price, or $6.3 million, is due and payable upon closing, which is expected to be September 30, 2010. Effective September 28, 2010, we issued a convertible negotiable promissory note (the “Note”) to PAR Investment Partners, L.P. (“PAR”) an approximately 15% shareholder of Pure Cycle, in exchange for $5.2 million. The proceeds of the Note will be used to pay a portion of the purchase price due on the Sky Ranch Note acquisition. The remaining balance due is being raised in this offering.

Use of Proceeds
The proceeds of this offering from the sale of common stock by us, before expenses, will be approximately $5,771,800. The net proceeds will be used to pay a portion of the purchase price due on the Sky Ranch note acquisition and for working capital and other general corporate purposes, including acquisitions.

Risk Factors	An investment in the shares involves a high degree of risk. Please refer to “Risk Factors” beginning on page 4 of the accompanying prospectus for factors you should consider.

NASDAQ Capital Market Symbol	PCYO

RECENT EVENTS
Effective September 28, 2010, we issued a convertible negotiable promissory note (the “Note”) to PAR Investment Partners, L.P. (“PAR”). The Note: (i) has a face value of $5.2 million, (ii) accrues simple interest at 10% per annum, (iii) interest from the issuance date of the Note through April 1, 2011 is due on April 1, 2011 with monthly interest payments due the first day of each month following April 1, 2011 until the Note matures on January 15, 2012, (iv) is unsecured, and (v) upon approval by our shareholders, will automatically be converted to unregistered common stock of Pure Cycle at a conversion price of the lower of (i) $2.70 per share and (ii) ninety percent (90%) of the price per share paid in this offering. The amount due pursuant to this Note agreement including interest would total approximately $5.4 million. We intend to seek shareholder approval to convert the Note to common stock at our 2011 annual meeting of shareholders. In conjunction with the Note, we granted PAR one demand right and piggyback rights to register the shares of common stock issuable upon conversion of the Note.
PAR currently owns approximately 15% of our outstanding common stock. PAR also intends to purchase shares of common stock in this offering. Upon completion of this offering and assuming the Note is converted into common stock, PAR will own approximately 29.6% of our common stock. Arthur G. Epker, III, an officer of a company controlling PAR currently serves on our board of directors. Mr. Epker abstained from voting on the approval by the board of both the Note and this offering.

CAPITALIZATION
The following table sets out our capitalization as of May 31, 2010 on an actual basis and as adjusted to give effect to the receipt of net proceeds of this offering. This table should be read in conjunction with our audited financial statements contained in our annual report on Form 10-K, as amended, for the year ended August 31, 2009, and our unaudited financial statements contained in our quarterly reports on Form 10-Q, as amended, for the quarters ended November 30, 2009, February 28, 2010, and May 31, 2010.

	As of May 31, 2010
	Actual	As Adjusted(1)
Cash, cash equivalents, and marketable securities	$2,549,923	$8,321,716
Stockholders’ equity
Preferred stock:
Par value $.001 per share, 25 million shares authorized; Series B - 432,513 shares issued and outstanding (liquidation preference of $432,513)	433	433
Common stock:
Par value 1/3 of $.01 per share, 40 million shares authorized; 20,206,566 shares outstanding and 22,130,499 shares outstanding	67,360	73,773
Additional paid-in capital	92,309,783	98,075,163
Accumulated comprehensive income	171	171
Accumulated deficit	(48,682,870)	(48,682,870)

Total stockholders’ equity	43,694,877	49,466,670

Total liabilities and stockholders’ equity	$106,696,967	$112,468,760

(1)	Amounts shown reflect the issuance of 1,923,931 shares at an offering price of $3.00 per share. Amounts shown are before expenses.
USE OF PROCEEDS
Effective July 30, 2010, we entered into a Loan Sale and Assignment Agreement (the “Agreement”) with the Bank of America, N.A. (the “Seller”) to acquire from the Seller loan instruments secured by approximately 931 acres of land known as Sky Ranch. We are acquiring the promissory note payable by Sky Ranch, LLC (a wholly owned subsidiary of Neumann Homes, Inc.) and the deed of trust granted by Sky Ranch, LLC to secure the promissory note from the Seller for a cash payment of $7.0 million. Concurrent with the signing of the Agreement we made an escrow payment totaling $700,000 to the Seller. The balance of the acquisition price, or $6.3 million, will be due and payable upon closing, which is expected to be September 30, 2010. The net proceeds will be used to pay a portion of the purchase price due on the Sky Ranch note acquisition and for working capital and other general corporate purposes, including acquisitions.

PRICE RANGE OF COMMON STOCK
Our common stock is traded on the NASDAQ Capital Market. The following table shows, for the fiscal periods indicated, the high and low reported sales prices per share for our common stock as reported by NASDAQ.

	High	Low
Fiscal 2011
First Quarter (through September 27, 2010)	$3.08	$2.70
Fiscal 2010
First Quarter	$3.68	$2.13
Second Quarter	3.24	2.00
Third Quarter	3.27	2.30
Fourth Quarter	3.15	2.22
Fiscal 2009
First Quarter	$6.09	$2.09
Second Quarter	3.96	1.75
Third Quarter	3.25	2.16
Fourth Quarter	3.70	2.41
Fiscal 2008
First Quarter	$9.37	$7.35
Second Quarter	8.99	6.49
Third Quarter	6.80	5.04
Fourth Quarter	6.75	5.11
PLAN OF DISTRIBUTION
The shares are being sold to a limited number of investors. The price was negotiated between such investors and us. We are not paying any placement fees, commissions or discounts in connection with the offering.
We have agreed to pay Janney Montgomery Scott LLC (the “Financial Advisor”) a financial advisory fee of $50,000 in connection with services provided in this offering, pursuant to a financial advisory agreement between us and the Financial Advisor. We have agreed to reimburse the Financial Advisor for up to $25,000 of expenses on an accountable basis. We have also agreed to indemnify the Financial Advisor against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Financial Advisor may be required to make in respect of those liabilities.
One of the purchasers in this offering is Tealwood Asset Management, a registered investment advisor. Tealwood is purchasing 392,775 shares in this offering on behalf of a number of its clients. We have entered into a subscription agreement with Tealwood regarding its purchase of such shares, which agreement may not be terminated. We are not paying any placement fees, commissions or discounts to Tealwood.
TRANSFER AGENT
Our transfer agent is Computershare Trust Company, Inc., 350 Indiana Street, Suite 300, Golden, Colorado 80401, telephone (303) 262-0600.